UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☑                  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Other Events

WNS (Holdings) Limited (WNS) has entered into an agreement with Mourant Ozannes Corporate Services (Jersey) Limited (MOCSJL) for the provision of company administration services to WNS with effect from January 11, 2017. The change is as a result of the termination of the agreement with Computershare Company Secretarial Services (Jersey) Limited and Computershare Investor Services (Jersey) Limited on mutually accepted terms with effect from January 11, 2017.

The following are the details of the contact person at Mourant Ozannes Secretaries (Jersey) Limited (MOSJL) as WNS’s company secretary:

Mourant Ozannes Secretaries (Jersey) Limited

22 Grenville Street

St Helier, Jersey JE4 8PX, Channel Islands

Attention: Charlie Dwyer

Email: Charlie.dwyer@mourantozannes.com

Telephone: +44 (0) 1534 676 091

Facsimile: +44 (0) 1534 676 000

www.mourantozannes.com

WNS has also entered into an agreement with MOCSJ for the provision of share registrar and associated services to WNS with effect from January 11, 2017.

The following are the details of the contact person at MOCSJ as WNS’s share registrar:

Mourant Ozannes Corporate Services (Jersey) Limited

22 Grenville Street

St Helier, Jersey JE4 8PX, Channel Islands

Attention: Charlie Dwyer

Email: Charlie.dwyer@mourantozannes.com

Telephone: +44 (0) 1534 676 091

Facsimile: +44 (0) 1534 676 000

www.mourantozannes.com

In view of the above changes, the registered office of WNS is changed to the following address with effect from January 11, 2017:

22 Grenville Street

St Helier, Jersey JE4 8PX

Channel Islands.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2017

WNS (HOLDINGS) LIMITED
By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer